Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

08008159

26 November 2008

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
<u>File No. 82-3841</u>

SUPPL

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2779.

Yours truly,

<u>Michael Scott</u>
General Manager Secretariat and Shareholder Relations

12/9

Enc.

26 November 2008

Tabcorp appoints Larry Mullin as new Casinos Division CEO

Tabcorp Holdings Ltd, Australia's leading gambling entertainment group, today announced that Atlantic City casino executive Larry Mullin has been appointed as Chief Executive of its Casinos Division.

Mr Mullin, 46, has been the President and Chief Operating Officer with the market leading Borgata Hotel Casino and Spa in Atlantic City, a joint venture between Boyd Gaming Corporation and MGM MIRAGE.

Mr Mullin, who has a distinguished 20-year career in casino operations, has held a variety of senior casino management positions and helped shape casino entertainment in the United States.

He will start with Tabcorp on 1 February 2009, subject to all regulatory approvals.

Tabcorp Chief Executive Officer, Elmer Funke Kupper, said: "Larry is a strong fit for our casino business and brings outstanding and relevant experience to Tabcorp. He has a real passion for entertainment and for the delivery of great customer service, having created the leading casino in Atlantic City - a market that has many parallels to Australia. We are delighted to have someone of Larry's calibre join our business and help shape our gambling entertainment offer."

Starting in the casino industry as a concierge, Mr Mullin climbed the ranks at Harrah's and worked closely with Donald Trump at various Trump resorts. Since 2003 he has helped transform the Borgata to become one of the leading entertainment destinations in the USA. He was appointed Borgata's President and Chief Operating Officer in 2006. Today, the Borgata has 2,000 rooms and suites, 4,100 slots, 200 gaming tables, 12 signature restaurants, retail boutiques and a 2,400 seat event centre, delivering US$1 billion in revenues. In 2008, the Borgata opened The Water Club, a new US$400 million, 800 room hotel with five indoor and outdoor pools and a two storey spa.

Mr Mullin said: "I am delighted to join Tabcorp and support the transformation of the casino business. The company has four strong properties, each with substantial potential in its local market. I look forward to working with the casino team to create four of the best gambling entertainment destinations in Australia."

Mr Mullin, who will be a member of Tabcorp's Executive Committee, will lead the company's four casino properties - Star City, Conrad Jupiters, Conrad Treasury and Jupiters Townsville - which have 1,400 rooms and suites, 4,500 slot machines, 400 gaming tables, 47 restaurants and bars, three theatres and attract 18 million visitors a year. Married with two children, Mr Mullin has a degree in Business Administration.

END

For further information contact:
Bruce Tobin, Group General Manager Corporate Affairs, +61 3 9868 2508